                                        UNITED STATES DISTRICT COURT
                                        SOUTHERN DISTRICT OF NEW YORK

--------------------------------------------------------x
NEWCASTLE PARTNERS, L.P., and JWL                       :
ACQUISITION CORPORATION,                                :
                                                        :
                             Plaintiffs,                :       Civ. No.:
                                                        :
                       - against -                      :
                                                        :       COMPLAINT
WHITEHALL JEWELLERS, INC.,                              :
PRENTICE CAPITAL  MANAGEMENT,                           :
L.P. and HOLTZMAN OPPORTUNITY                           :
FUND, L.P.,                                             :
                                                        :
                              Defendants.               :
--------------------------------------------------------x

     Plaintiffs Newcastle Partners, L.P., and JWL Acquisition Corporation, by
their attorneys, Olshan Grundman Frome Rosenzweig & Wolosky LLP, for their
Complaint, allege:

                              Nature of the Action
                              ---------------------

     1. Plaintiff Newcastle Partners, L.P. ("Newcastle") is the second largest independent shareholder of Whitehall Jewellers, Inc. ("Whitehall" or the
"Company"), a jewelry retailer whose shares are publicly traded. Whitehall has called a special meeting of its shareholders for January 19, 2006 to make a decision on whether to sell control of their company to defendant Prentice
Capital Management, L.P. ("Prentice"). The issue before the shareholders is whether to amend Whitehall's corporate charter to permit the issuance of shares to Prentice that will enable it to acquire more than 80% of Whitehall's outstanding securities. Prentice's purchase will be from Whitehall directly, so that shareholders will not receive any payment. Newcastle, by contrast, has commenced a tender offer to acquire all shares of Whitehall at $1.50 per share.

     2. Whitehall's Board, which will remain in place under the Prentice proposal, has implemented a variety of measures intended to tilt the playing field in favor of Prentice, including waiving Whitehall's "poison pill" Rights
Agreement for Prentice, but not for Newcastle. As the proxy contest has progressed, it has become clear to both Whitehall and Prentice that shareholders had little interest in the Prentice proposal, which paid them nothing for their company. In the final week of December 2005, Prentice and Whitehall implemented an unlawful scheme to assure Prentice victory, notwithstanding lack of shareholder support. With information obtained directly from Whitehall, Prentice has contacted selected shareholders who own significant blocks and offered to purchase their shares at a substantial premium to the market, on the condition that the selling shareholder cast a proxy for Whitehall management at the special meeting. The selected shareholders have been advised that the offer is limited in time and scope, so that any failure to accept will leave them out in the cold once Prentice has accumulated its control block. Prentice's acquisition scheme constitutes an unregistered tender offer, under which selected
Whitehall's shareholders are pressured into selling lest they lose the premium now being offered. At the same time, other Whitehall shareholders are denied the benefits of the offer.

     3. This flagrant violation of the Williams Act is compounded by the surreptitious manner in which Whitehall and Prentice have conspired to rig the proxy contest. Although Prentice is a participant in the proxy contest, whose identity and role must be disclosed so that all shareholders can make an informed decision, Whitehall's proxy statement contains no such disclosure. More important, Prentice's Schedule 13D filings fail to disclose key elements of its plan, including the possible

                                     - 2 -

purchase of a control block, the purchase of votes in the proxy contest, and the sub rosa arrangements with the shareholders who have sold at a premium.

     4. Preliminary and permanent injunctive relief are urgently required to assure that Whitehall's shareholders are permitted to make an informed decision at the special meeting, that they receive a fair price for their shares, and that defendants' ongoing violations of the federal securities laws are halted.

                                  The Parties
                                  -----------

     5. Plaintiff Newcastle is an investment fund and is a beneficial owner of
2,018,400 shares of common stock of Whitehall Jewellers, Inc. ("Whitehall"), representing 12% of Whitehall's outstanding shares.

     6. Plaintiff JWL Acquisition Corp. is a wholly owned subsidiary of
Newcastle, formed to make a tender offer for Whitehall's shares.

     7. Defendant Whitehall, a public company headquartered in Chicago,
Illinois, is a leading jewelry retailer, operating more than 350 jewelry stores in 38 states including New York State.

     8. Defendant Prentice Capital Management, L.P. ("Prentice") is an
investment fund based in New York City. Defendant Holtzman Opportunity Fund,
L.P. ("Holtzman") is a Nevada Limited Partnership based in Wilkes Barre,
Pennsylvania. Holtzman has joined with Prentice to effectuate its acquisition of
Whitehall and the reference to "Prentice" below includes Holtzman.

                             Jurisdiction and Venue
                             ----------------------

     9. This Court has jurisdiction and venue is proper in this District pursuant to Section 27 of the Exchange Act, 15 U.S.C. ss. 78aa, and federal question jurisdiction, 28 U.S.C. ss. 1331. Section 27 of the Exchange Act, 15
U.S.C. ss. 78aa, confers exclusive jurisdiction upon the federal courts for "all suits in equity and

                                     - 3 -

actions at law" to enforce any liability or duty under the Exchange Act. Section
27 further provides that any such suit or action may be brought in any district in which "any act or transaction constituting the violation occurred" or "in the district wherein the defendant is found . . . . or wherever the defendant may be found." The acts and transactions constituting the violations alleged herein have taken place in this District and each defendant may be found in this
District. This Court has supplemental jurisdiction over plaintiffs' state law claims, pursuant to 28 U.S.C. ss. 1367.

     10. Venue is also proper in this judicial district because a substantial part of the events and omissions that give rise to the claims asserted herein occurred in this district.

                               Factual Background
                               ------------------

Whitehall's Criminal Past
-------------------------

     11. For the past two years, Whitehall and its Board have operated under a dark cloud. On September 28, 2004, its former Chief Financial Officer plead guilty to bank and wire fraud conspiracy involving more than $13 million. At the same time, Whitehall entered into a non-prosecution agreement with the U.S.
Attorney's Office for the Eastern District of New York. Whitehall also agreed to pay approximately $13 million in restitution for losses resulting from the fraud, and to pay to the U.S. Postal Inspection Service $350,000 to defray the costs of its investigation. The Securities and Exchange Commission (the "SEC")
also initiated a formal inquiry of Whitehall with respect to the Capital Factors investigation.

     12. The settlement agreements, together with legal and other expenses related to the U.S. Attorney's and SEC's investigations imposed substantial costs on Whitehall.

                                     - 4 -

Newcastle's Investment in Whitehall
-----------------------------------

     13. On April 19, 2005, Newcastle filed its Schedule 13D, disclosing that it owned 2,018,400 shares of Whitehall common stock as of April 15, 2005, representing at the time 14.5% of the Company's outstanding shares. Newcastle's stake was accumulated over nine months, at a total approximate cost of $15 million. Newcastle was then Whitehall's largest independent shareholder.

     14. On June 23, 2005, Whitehall announced the election of Steven J. Pully, a Newcastle representative, as a director. As part of the non-prosecution agreement that was entered into with the U.S. Attorney, Whitehall was required to expand its Board of Directors by two people, with one person having a financial background and another having a legal background. Mr. Pully satisfied the financial and legal background requirement in light of his experiences as an investor, CFA, CPA and attorney. On July 5, 2005, Mr. Pully was elected as the non-executive Chairman of the Board.

     15. During July 2005 and thereafter, Whitehall considered raising additional funds to address its financial needs. During this period, Newcastle expressed interest in providing additional financing to Whitehall.

     16. In September 2005, Whitehall met with defendant Prentice, another potential financing source. Whitehall and Prentice discussed a bridge loan financing that would be refinanced with a larger convertible note transaction that would require stockholder approval. Because the proposed loan was convertible into more than 50% of Whitehall's outstanding shares, it would effectively transfer control of Whitehall. Whitehall's Board thereafter weighed competing offers from Newcastle and Prentice for a control block of shares.

                                     - 5 -

     17. On October 3, 2005, the Board of Directors of Whitehall met. Mr. Pully
distributed a comparison of the Prentice and Newcastle proposals demonstrating that the Newcastle offer was superior. The Whitehall Board nonetheless authorized the Prentice transaction, with Mr. Pully dissenting. Whitehall executed a Purchase Agreement, Bridge Loan Agreement, the Notes and Warrants
Registrations Rights Agreement that same day.

     18. The package of agreements between Whitehall and Prentice includes the issuance of $50,000,000 in notes convertible into Whitehall common stock. Upon conversion, Prentice will own in excess of 60% of Whitehall's outstanding shares. Because the agreements also include warrants and the interest payments under the Notes may be in the form of stock, Prentice's potential ownership is approximately 87% of Whitehall's issued and outstanding shares.

     19. The proposed transaction, however, had a significant roadblock.
Whitehall's corporate charter permitted it to issue only 60 million shares of common stock and it had already issued approximately 13.9 million shares. Under the Prentice agreements, it would be obligated to issue as much as 65 million shares, far more than the number available in treasury stock. In order to issue additional shares, Whitehall needed shareholder approval of an adjustment to its capitalization. Accordingly, Whitehall's Board committed to obtain shareholder approval for a reverse stock split, which would reduce the number of shares outstanding and thus permit issuance of an 87% control block to Prentice. For the reasons set forth below, this maneuver by Whitehall's Board was itself improper under its corporate charter.

                                     - 6 -

     20. On October 26, 2005, Newcastle proposed to offer $1.10 per share in cash to acquire all of the equity of Whitehall. The previous day, Whitehall had closed at $.80 per share. The proposal thus constituted a 38% premium to the value attributed by the market to the Prentice plan. The following day,
Whitehall rejected Newcastle's enriched offer.

     21. Steven Pully resigned from the Whitehall Board of Directors, expressing his view that the failure to accept Newcastle's clearly superior offer was a breach of duty to Whitehall shareholders.

Whitehall's Proxy Statement
---------------------------

     22. On November 14, 2005, Whitehall filed a preliminary proxy statement with the SEC to solicit proxies for use at a special meeting of stockholders
(the "Special Meeting") to approve (i) the issuance of shares of Whitehall common stock pursuant to the terms of the Notes, (ii) an amendment to
Whitehall's certificate of incorporation to effect a 1 for 2 reverse stock split of Whitehall's capital stock, and (iii) to elect persons designated by Prentice to Whitehall's Board of Directors, who will became a majority of the Board.
Prentice's current directors will remain in place.

     23. On November 29, 2005, Newcastle filed with the SEC a Schedule TO announcing its intention to commence a tender offer to acquire, through JWL
Acquisition Corp., all outstanding shares of Whitehall common stock. That same day, Newcastle filed with the SEC a preliminary proxy statement relating to its solicitation of proxies in opposition to management's proxy statement.

     24. On December 5, 2005, Newcastle filed with the SEC a Schedule TO,
Schedule 14A, and Schedule 13D/A announcing that Newcastle had commenced through
JWL Acquisition Corp. its tender offer at $1.20 per share. At

                                     - 7 -

all times relevant, Whitehall has had in place a Rights Agreement commonly known as a "poison pill". Public companies have routinely adopted such provisions, which have an in terrorem effect on any shareholder acquiring in excess of a specific level, usually 15%, without board approval. Newcastle's tender offer is conditioned on Whitehall waving its poison pill, a step that Whitehall's Board has refused to take. As a result of this blocking mechanism, Newcastle is prevented from completing its tender offer and Whitehall's shareholders are denied the right to choose whether or not to accept the offer.

     25. On December 9, 2005, the Whitehall Board set January 19, 2006 as the
date for the Special Meeting, with December 9, 2005 as the record date. A few days earlier, Prentice and an affiliate exercised their Warrants to purchase
2,094,346 shares of Whitehall's common stock at $0.75 per share. This purchase gave Prentice control over approximately 15% of the shares eligible to vote at the Special Meeting.

     26. On December 16, 2005, Whitehall filed with the SEC a Schedule l4D-9 in response to the tender offer by Newcastle. In this filing, Whitehall recommended that the stockholders not tender their shares to Newcastle at $1.20 per share, purportedly because the Prentice proposal was superior. On December 27, 2005,
Whitehall disseminated its definitive proxy statement to all shareholders.

Whitehall and Prentice Violate Federal Law to Obtain Votes.
-----------------------------------------------------------

     27. Because Newcastle's proposal offered all Whitehall shareholders an opportunity to receive cash for their stock, while Prentice offered nothing, the handwriting was on the wall from the outset. Upon information and belief, shortly after Whitehall commenced its proxy solicitation in December 2005, it

                                     - 8 -

learned that many large holders had no intention of supporting management and were anxious to tender to Newcastle, but could not do so as a result of the
"poison pill" invoked by Whitehall's management.

     28. In late December 2005, a substantial Whitehall shareholder contacted
Whitehall's proxy solicitor to inquire whether it might locate a buyer for his shares. Within minutes, he received a return call from a Prentice representative with an offer that was impossible to refuse. Although Whitehall shares then traded in the public markets at approximately $.93 per share, Prentice offered to pay $1.20 per share, provided that the shareholder first cast his vote for
Whitehall management. Prentice further advised the shareholder that this offer was being made to a select group of significant shareholders. The inference to be drawn was obvious: Once Prentice had assembled its desired block, it would cease all buying activity and the opportunity to sell shares at a premium would be lost. In light of the coercive nature of this offer, the shareholder accepted on Friday December 30, 2005. That same day, the shareholder executed a proxy in electronic form in favor of Whitehall's management. Prentice delayed payment, however, for several days and therefore did not take possession until January 4,
2005.

     29. Upon information and belief, Prentice completed at least one other transaction with a major shareholder on similar or about terms at the same time.

     30. On Wednesday, January 4, 2006, Newcastle upped the ante, increasing the price in its tender offer to $1.50 per share, a premium of 88% to Whitehall's trading price before its initial proposal. Undeterred, Prentice continued its secret buying campaign, offering yet another large shareholder $1.35 per share for

                                     - 9 -

his block. Prentice's campaign is now underway and will soon result in its unlawful accumulation of sufficient shares to push through its own agenda at the
Special Meeting.

     31. There can be no doubt that Prentice has worked closely with Whitehall.
Among other things, Prentice would not have embarked on its campaign to purchase a control block absent information from Whitehall as to the identity of key shareholders and as to the number of shares necessary for Whitehall to prevail.
Prentice has no doubt also targeted shareholders whom it believes are likely to vote against management. It is therefore anxious to conceal its activities, lest shareholders pressure Whitehall's Board to level the playing field. The conduct of Prentice and Whitehall presents clear violations of federal securities laws.

Whitehall's Violations of Federal Proxy Laws.
---------------------------------------------

     32. Whitehall's proxy materials contain a host of material omissions.
First, and most glaring, Whitehall fails to disclose that Prentice has become a
"participant" in the proxy contest. Under SEC regulations promulgated to assure adequate disclosure, each party who seeks a proxy must disclose the identity of any "participant" and his efforts and provide information regarding the participant. By virtue of its role in buying votes, Prentice is clearly a participant. But Whitehall nowhere discloses this key fact.

     33. In its proxy materials and in other SEC filings, Whitehall has taken the position that the price offered by Newcastle is not fair to Whitehall's shareholders. Whitehall has not disclosed, however, that it has tacitly consented to Prentice acquiring a large block of shares at this very price. Nor does the proxy statement disclose that, by virtue of Whitehall's coordination with Prentice and its waiver of the "poison pill" for Prentice, it is actively facilitating Prentice in

                                     - 10 -

acquiring a control block that may determine the outcome of the meeting. This disclosure is highly material to Whitehall shareholders, who no doubt would unanimously object to Whitehall's plan if they were informed that those who objected stood to obtain a premium for their shares, while those who supported management would be left in the cold.

Prentice's Section 13(d) Violations
-----------------------------------

     34. Prentice's Schedule 13D also fails to disclose material information.
First, Prentice has not disclosed its sub rosa voting arrangements reached with shareholders under which they have agreed to vote for management in exchange for payments from Prentice. Disclosure of such contracts or arrangements is mandated by Item 6 of the Schedule 13D. By virtue of this non-disclosure, Prentice has also kept secret the aggregate number of shares that it controls. Thus, the information regarding its beneficial ownership is also incorrect. For example, while Prentice reached deals to purchase shares on December 30, 2005, it thereafter warehoused the stock until Wednesday, January 4, 2006, at which time it made payment. Through this device, Prentice has kept Whitehall shareholders in the dark and failed to fulfill its legal obligation to promptly amend its
Schedule 13D to disclose these events.

     35. Prentice's warehousing of stock constitutes a classic violation of
Section 13(d), universally condemned by the Courts. Through this illegal device, parties seek to obtain control of a corporation without providing the marketplace with the information that Schedule 13D requires.

     36. Prentice's Schedule 13D is also false and misleading because it fails to disclose the highly material steps that it has undertaken to influence

                                     - 11 -

Whitehall's corporate affairs, namely participating in the proxy contest by paying for votes.

Prentice's Section 14(d) Violations
-----------------------------------

     37. In Section 14(d) of the Exchange Act, Congress has promulgated requirements for parties who wish to conduct tender offers. These requirements are intended to assure that all holders are treated fairly, without coercion, and that any change in control will occur with the utmost disclosure. Courts have recognized that a party that engages in conduct that is the equivalent of a tender offer without compliance with SEC regulations violates Section 14(d). The campaign undertaken by Prentice has all the earmarks of a de facto tender offer.
The offering price is at a premium to market; shareholders have been told that the offer will be made on a limited basis; from the context, it is clear that
Prentice will acquire only a limited number of shares, so that once it has reached its quota, it will withdraw from the market place. As a result, shareholders who receive this offer are coerced into selling their shares, because they realize that failure to do so will leave them a minority in a
Prentice-controlled entity. Conversely, those who do not receive the offer are deprived of the opportunity to sell at a premium, as required by the "all holders" rule, a central tenet of the Williams Act.

Whitehall's Other Illegal Acts
------------------------------

     38. Whitehall's violations of federal law are accompanied by serious violations of Delaware corporate law. As a result of Whitehall's decision to accept the Prentice offer, Whitehall has put itself on the auction block. It is therefore duty bound to conduct a fair auction and not favor one bidder over the other. However, Whitehall has rigged the contest by invoking the "poison pill"
against Newcastle, but waiving the same device for Prentice. The term "poison pill" is

                                     - 12 -

commonly used to refer to Stockholder Rights Agreements, such as the one adopted by Whitehall. Such plans have an in terrorem effect on acquisitions above a specific threshold, in this case 15%. Any party who crosses this threshold without Board approval will have its interest diluted drastically, because other shareholders will then be permitted to exercise their rights.
Whitehall's use of its "poison pill" against Newcastle has effectively halted
Newcastle's tender offer. By waiving the same device for Prentice, Whitehall has permitted Prentice to engage in the activities described above, namely the acquisition of a control block, perhaps sufficient to dictate the outcome of the
Special Meeting.

     39. Second, according to Whitehall's proxy, a vote of a majority of its outstanding shares is sufficient to complete the Prentice transaction. Whitehall has taken the position that such a vote is sufficient to effectuate a reverse stock split, under which its issued and outstanding shares will be reduced from approximately 15.8 million to approximately 8.4 million. The corporate charter, which has authorized 60 million shares, will then permit issuance of sufficient shares to Prentice so that it may exercise all rights under its convertible note. Whitehall's corporate charter, however, makes clear that a vote of 75% of the outstanding shares is necessary to complete the transaction.

     40. In its Fourth Article, the Whitehall charter provides:

          FOURTH: The total number of shares of all classes of stock which the
     Corporation shall have authority to issue is 62,026,026 of which 60,000,000 shares shall be Common Stock with a par value of $0.001 per share (the
     "Common Stock"); of which 26,026 shall be Class B Common Stock with a par value of $1.000 per share (the "Class B Common Stock"); and of which
     2,000,000 shares shall be Preferred Stock with a par value

                                     - 13 -

     of $0.001 per share, issuable in series (the "Preferred Stock"), consisting of 309,183 shares of Series A Junior Participating Preferred Stock with a par value of $0.001 per share.

     41. The Twelfth Article of the Charter states that "the affirmative vote of the holders of shares of voting stock of the corporation representing at least seventy-five per cent (75%) of the voting power of all the then outstanding shares. . . shall be required to (i) reduce or eliminate the number of authorized shares of any capital stock set forth in Article Fourth or (ii) amend or repeal or adopt any provision inconsistent with Articles Fourth . . . and this Article Twelfth . . . "

     42. The proposed transaction runs afoul of both subparts of this provision.
By virtue of the reverse stock split, Whitehall's Board has undertaken the functional equivalent of eliminating the number of authorized shares of capital stock. Through this device, a majority of shareholders, but less than 75%, could endlessly reduce the number of shares and thus render the ceiling on authorized shares meaningless. In order for the Fourth Article to have any significance, a vote of 75% of the shareholders must be required for a reverse stock split.
Moreover, the reverse stock split is a "provision inconsistent with" the Fourth
Article. When Newcastle and other shareholders purchased their stock, they held a specific percentage of the authorized capital and under the charter, were assured that no further shares could be authorized absent a 75% vote. The reverse stock split is a provision inconsistent with this clear contractual right, because it fundamentally alters the percentage of the authorized capital owned by each shareholder. It also alters the respective voting rights of Class
A stock and Class B stock, which has supervoting rights. As a result of the reverse split, each shareholder's vote relative to the Class B stock has been drastically altered.

                                     - 14 -

                             First Claim for Relief
                             ----------------------

              (Against All Defendants - Violations of Section 14(a)
                  of the Exchange Act and the Rules thereunder)
                  ---------------------------------------------

     43. Plaintiffs incorporate paragraphs 1 through 42 above.

     44. Congress and the SEC have designed an extensive regulatory structure governing proxy solicitations to ensure that proxy contests be held in a fair and orderly manner so that stockholders may make an informed decision as to how they will vote their shares. Section 14(a) of the Exchange Act provides that it shall be unlawful for any person to solicit proxies in contravention of the rules and regulations promulgated by the SEC.

     45. Rule 14a-9 prohibits the solicitation of proxies by any communication containing any false or misleading statement of material fact or omitting to state any material fact.

     46. Rule 14a-3, with certain exceptions not applicable here, requires that before the commencement of a proxy solicitation, a written proxy statement containing the information specified in Schedule 14A be filed with the SEC and distributed to each person solicited in connection with any solicitation governed by Section 14(a).

     47. In proxy materials concerning election contests, specific and additional disclosure is required concerning the "participants" in a solicitation. Pursuant to Instruction 3 to Item 4 of SEC Schedule 14A, the terms
"participant" and "participant in a solicitation" include the following:

          (i) The registrant;

          (ii) Any director of the registrant, and any nominee for whose election as a director proxies are solicited;

                                     - 15 -

          (iii) Any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group;

          (iv) Any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than
          $500 and who are not otherwise participants;

          (v) Any person who lends money or furnishes credit or enters into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant; except that such terms do not include a bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant; and

          (vi) Any person who solicits proxies.

     48. Upon information and belief, Whitehall has provided Prentice with the identity of Whitehall's shareholders to allow Prentice to approach Whitehall shareholders to purchase their shares under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

     49. Prentice has communicated with Whitehall stockholders in order to purchase and has purchased Whitehall stockholder shares under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

     50. Upon information and belief, Prentice continues to contact Whitehall stockholders to make offers to purchase their shares under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

                                     - 16 -

     51. Prentice's actions in actively contacting Whitehall shareholders, making offers to purchase their shares, purchasing their shares, and seeking agreements from shareholders to sign Whitehall management proxies are actions reasonably calculated to result and has resulted in the procurement, withholding or revocation of a proxy.

     52. By virtue of Prentice's financing the acquisition of Whitehall shares,
Prentice is procuring, withholding or seeking to revoke a proxy and thus is a participant pursuant to Instruction 3 to Item 4 of SEC Schedule 14A.

     53. Items 4(b)(2) and 5(b)(1) of Schedule 14A requires disclosure of each
"participant" in a proxy solicitation and detailed information in regulating those participants. 54. Whitehall has not disclosed in its Schedule 14A
Prentice's participation in Whitehall's proxy solicitation.

     55. As set forth above, the proxy material filed by defendant Whitehall with the SEC and disseminated to shareholders violates these requirements in numerous respects. The above misleading statements and omissions are material to any decision by shareholders with respect to the proxy solicitation by defendant
Whitehall.

     56. As a result of the above violations of Section 14(a) of the Exchange
Act and the regulations promulgated thereunder, unless defendants' conduct of ongoing proxy solicitation is restrained by this Court, Newcastle, its stockholders and the investing public have been and will continue to be irreparably injured.

                                     - 17 -

     57. By virtue of the foregoing, defendants have violated and continue to violate Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

     58. Plaintiffs have no adequate remedy at law.

                                     - 18 -

                             Second Claim for Relief
                             -----------------------

 (Against Prentice and Holtzman -- Violations of Section 13(d) of the Exchange
                         Act and Rule 1 3-d thereunder)
                         ------------------------------

     59. Plaintiffs incorporate paragraphs 1 through 58 above.

     60. Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder, require that any person, or any group of persons, acting for the purpose of acquiring, holding, or voting a corporation's securities must file a statement with the SEC within 10 days after acquiring beneficial ownership of more than 5% of any class of the corporation's voting securities.

     61. That statement, known as a Schedule 13D, must set forth the reporting person's background, identity, residence, citizenship, and the nature and amount of their beneficial ownership.

     62. A Schedule 13D must also report the source and amount of funds used to purchase the beneficially owned securities. If the purchasers' purpose is to obtain control of the corporation, their Schedule 13D must set forth their plans or proposals for any major change in the corporation's structure.

     63. In addition, a Schedule 13D must report the purchasers' agreements, arrangements, or understandings concerning the corporation's securities.

     64. Prentice and Holtzman are the beneficial owners of more than 5% of the outstanding shares of Whitehall common stock.

     65. On October 3, 2005, Prentice and Holtzman (collectively "Prentice")
filed Form 13D with the SEC relating to the Whitehall financing.

     66. Consistent with Section 13(d) purpose, Prentice was obligated to alert the marketplace to its intention to rapidly accumulate or aggregate large

                                     - 19 -

amounts of Whitehall stock, which might represent a potential shift in corporate control.

     67. Prentice is engaged in a scheme to amass Whitehall stock for the purpose of effecting the Whitehall proxy solicitation for the purpose of a takeover of Whitehall and substantially altering its business and operations, without disclosing such intention in public filings as required under Section
13(d) of the Securities and Exchange Act.

     68. Prentice's failure to disclose, in any of its 13D filings, its intention to acquire a block of Whitehall stock in order to exercise control over the corporation or to participate in any transaction having such purpose or effect is a violation of SEC Rules.

     69. The defendant Prentice, as a member of a group within the meaning of
SEC Rule 13d-5(b)(1) promulgated under the Exchange Act who have entered into an agreement to coordinate their purchases of Whitehall common stock for the purpose of placing majority voting control of the common stock in the hands of
Prentice and for other undisclosed purposes, had a statutory obligation to file a Schedule 13D within 10 days of reaching that agreement. Defendant Prentice, however, failed to do so.

     70. Because of this violation, plaintiffs have been, are now, and will be irreparably injured because Prentice's failure to file a Schedule 13D deprives plaintiffs of information to which they are lawfully entitled and which is necessary to understand Prentice's purposes and plans concerning Whitehall so that plaintiffs can be fully informed in making any decisions to sell or vote its common stock.

     71. Plaintiff has no adequate remedy at law.

                                     - 20 -

     72. Plaintiffs are entitled to an Order directing Prentice to file a
Schedule 13D that complies in all respects with the pertinent statutory and regulatory requirements.

                             Third Claim for Relief
                             ----------------------

        (Against Prentice and Holtzman -- Injunction under Williams Act)
        ----------------------------------------------------------------

     73. Plaintiffs incorporate paragraphs 1 through 72 above.

     74. The Williams Act amended the Exchange Act to protect shareholders and investors from being forced to act hastily without full disclosure.

     75. Prentice in violation of the Williams Act prohibition against "creeping tender offers" is engaged in an deliberative widespread scheme to solicit the purchase of shares from Whitehall shareholders.

     76. Prentice's scheme is to purchase a substantial controlling percentage of Whitehall stock.

     77. Prentice's offer to purchase Whitehall shares is being made at a premium over the prevailing market price for Whitehall shares.

     78. The terms Prentice is offering are firm and not subject to negotiation.

     79. Prentice's scheme is to purchase a fixed number of Whitehall shares.

     80. Prentice's offer to purchase Whitehall shares is open for only a limited period of time.

     81. By virtue of the timing and firm terms of Prentice's offer, Whitehall shareholders are under pressure to sell their Whitehall stock.

     82. Through the Williams Act, Congress has adopted policies, implemented in
SEC regulations, designed to regulate tender offers. Among other

                                     - 21 -

things, Section 14(d) of the Exchange Act, and the regulations promulgated thereunder, require full disclosure to the market place of the offer as well as its terms. The regulations also require that the offer be made to "all holders"
and if the offer is for less than all shares, that the purchase price is to be pro rated among those who tender. The tender offer regulations are intended to effectuate federal policies protecting shareholders from coercive practices, which have the effect of pressuring shareholders into accepting below market offers. They also further the policy of assuring that an offer is made fairly to all holders, not to a select few. Last, pursuant to SEC regulations, the offers must be held open for specific time frames and with adequate disclosure, to permit shareholder to make an informed decision.

     83. Prentice is now conducting a de facto tender offer without complying with the SEC regulations. Among other things, Prentice has not filed disclosure materials announcing to the market place the terms of its offer; it has not provided shareholders adequate time to consider the offer; and it has not made the offer to "all holders" of Whitehall stock.

     84. As a result of the foregoing, defendants Prentice and Holtzman have violated, and continue to violate, Section 14(d) of the Exchange Act and the regulations thereunder. Plaintiffs are entitled to preliminary and permanent injunctive relief barring these violations and an order requiring Prentice and
Holtzman to disgorge all shares acquired in violation of federal law.

     85. Plaintiffs have no adequate remedy at law.

                            Fourth Claim for Relief
                            -----------------------

   (Against Whitehall -- Shareholder Rights Agreement -- Declaratory Judgment)
   ---------------------------------------------------------------------------

     86. Plaintiffs incorporate paragraphs 1 through 85 above.

                                     - 22 -

     87. When faced with a potential change in control, Whitehall must act with fairness to shareholders in accordance with its fundamental duties of care and loyalty.

     88. When multiple suitors are competing for control, the concern for fairness forbids directors from using defensive mechanisms such as "poison pill"
terms to thwart an action or to favor one bidder over another.

     89. When, as here, bidders make relatively similar offers, Whitehall cannot fulfill its duties by playing favorites with contending factions.

     90. Based on the foregoing, Plaintiffs are entitled to an Order enjoining
Whitehall from invoking the "poison pill" against plaintiffs.

     91. Plaintiffs have no adequate remedy at law.

                             Sixth Claim for Relief
                             ----------------------

                      (Against Whitehall -- Second Restated
               Certificate of Incorporation -- Declaratory Relief)
               ---------------------------------------------------

     92. Plaintiffs incorporate paragraphs 1 through 91 above.

     93. Article Twelfth of Whitehall's Second Restated Certificate of
Incorporation provides that "the affirmative vote of the holders of shares of voting stock of the Corporation representing at lest seventy-five (75%) of the voting power of all of the then outstanding shares of the capital stock of the
Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to (i) reduce or eliminate the number of authorized shares of any capital stock set forth in Article Fourth."

     94. Article Fourth of Whitehall's Second Restated Certificate of
Incorporation provides that "[t]he total number of shares of all classes of stock which

                                     - 23 -

the Corporation shall have authority to issue is 62,026,026 of which 60,000,000 shares shall be Common Stock."

     95. Whitehall's proposal to amend the certificate of incorporation to effect a 1 for 2 reverse stock split by less than a vote of seventy five percent of Whitehall's stockholders is a violation of the Second Restated Certificate of
Incorporation.

     96. As a result of the foregoing, a genuine dispute exists between
Newcastle and Whitehall as to the number of votes required for approval of the reverse stock split to be voted upon the Special Meeting. Based on the clear language of the Charter, Newcastle is entitled to a declaratory judgment that the reverse stock split cannot be passed absent approval from 75% of the issued outstanding shares of Whitehall.

     WHEREFORE, Plaintiffs prays for judgment as follows:

          A.   Preliminarily and permanently enjoining defendants, their
               servants, employees, agents and attorneys and all persons acting on their behalf or in concert or participation with them, from directly or indirectly: violating Section 14(a) of the Exchange
               Act and the rules and regulations promulgated thereunder;
               soliciting and delivering any proxy, consent or authorization with respect to Whitehall securities; acquiring or attempting to acquire any Whitehall securities; voting in person or by proxy any Whitehall securities; soliciting or arranging for the
               solicitation of

                                     - 24 -

               orders to buy or to sell any Whitehall securities; otherwise controlling or influencing or attempting to control or influence in any manner the management or business policies and decisions of Whitehall through use of Whitehall securities or otherwise or taking or attempting to take any other steps in furtherance of any plan to change or influence the control of Whitehall included but not limited to, continuing their ongoing proxy solicitation.

          B.   Preliminarily and permanently enjoining defendants from
               proceeding with any proxy solicitation, or attempting to exercise or utilize in any manner any written proxy delivered to
               defendants, until such time as defendants have complied with all requirements of the Exchange Act, including, without limitation the filing of a complete and accurate Schedule 14A and definitive proxy material fully complying with the relevant provisions of the Exchange Act and the rules and regulations promulgated thereunder, and the shareholders of Whitehall have been afforded a sufficient opportunity to review such complete and accurate filing so as to render an informed decision thereon.

                                     - 25 -

          C.   Preliminarily and permanently enjoining defendants, their
               servants, employees, agents and attorneys and all persons acting on their behalf or in concert or participation with them, from directly or indirectly: violating Section 13(d) of the Exchange
               Act and the rules and regulations promulgated thereunder;
               soliciting and delivering any proxy, consent or authorization with respect to Whitehall securities; acquiring or attempting to acquire any Whitehall securities; voting in person or by proxy any Whitehall securities; soliciting or arranging for the
               solicitation of orders to buy or to sell any Whitehall
               securities; otherwise controlling or influencing or attempting to control or influence in any manner the management or business policies and decisions of Whitehall through use of Whitehall securities or otherwise or taking or attempting to take any other steps in furtherance of any plan to change or influence the control of Whitehall included but not limited to, continuing their ongoing proxy solicitation.

          D.   Preliminarily and permanently enjoining defendants from
               proceeding with any proxy solicitation, or attempting to exercise or utilize in any manner any written proxy delivered to
               defendants, until such time

                                     - 26 -

               as defendants have complied with all requirements of the Exchange
               Act, including, without limitation the filing of a complete and accurate Schedule 13D and definitive proxy material fully
               complying with the relevant provisions of the Exchange Act and the rules and regulations promulgated thereunder, and the
               shareholders of Whitehall have been afforded a sufficient
               opportunity to review such complete and accurate filing so as to render an informed decision thereon.

          E.   Preliminarily and permanently enjoining Whitehall from engaging in a violation of Section 14(d) of the Exchange act by purchasing shares without complying the tender offer rules promulgated by the SEC and directing defendants to disgorge any shares or proxies acquired in violation of the federal law.

          F.   Preliminarily and permanently enjoining Whitehall from invoking the "poison pill" against Plaintiffs.

          G.   Declaring that, under Whitehall's Charter, any reverse stock split cannot be effective unless approved by a vote of seventy five percent of Whitehall's shareholders.

                                     - 27 -

          H.   Awarding plaintiffs costs, disbursements, attorney's fees, and such other and further relief as the court deems just and proper.

                                     - 28 -

Dated: January 5, 2006
                                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                 By: /s/ Robert W. Sadowski
                                     -----------------------
                                     Thomas J. Fleming (TJF4423)
                                     Robert W. Sadowski (RWS4473)
                                     Attorneys for Plaintiffs
                                     Park Avenue Tower
                                     65 East 55th Street
                                     New York, New York  10022-1106
                                     (212) 451-2300